February 16, 2022

Via EDGAR

Corey Jennings

Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Export Development Canada

Registration Statement under Schedule B

Filed December 22, 2021

File No. 333-261836

Form 18-K for Fiscal Year Ended December 31, 2020

Filed April 30, 2021

File No. 002-62211

Dear Mr. Jennings:

We have received your comment letter (the “Comment Letter”) dated January 24, 2022 related to the Registration Statement under Schedule B, filed by Export Development Canada (“EDC”) on December 22, 2021, and the Annual Report on Form 18-K for the fiscal year ended December 31, 2020 filed by EDC on April 30, 2021, and we are responding to your comments on behalf of EDC and the Government of Canada. For your convenience, the Staff’s comments contained in your letter are reprinted below in bold italics and are followed by the corresponding response of EDC or Canada, as applicable.

General, page 1

1.

To the extent possible, please update all statistics and information in the registration statement and the documents incorporated by reference, to provide the most recent data. In this regard, we note that your Form 18-K includes information primarily up to 2020. Please consider including a Recent Developments section to address our comments or other material information, as necessary.

In response to the Staff’s comment, EDC has filed its quarterly financial report for the quarter ended September 30, 2021 as an exhibit to an amended Annual Report on Form 18-K. Such quarterly financial report is attached as Exhibit A hereto.

The Government of Canada filed its Annual Report on Form 18-K for the fiscal year ended March 31, 2021 with the SEC on December 21, 2021, which included its Annual Financial Report of the Government of Canada Fiscal Year 2020-2021 and its Economic and Fiscal Update 2021. In response to the Staff’s comment, the Government of Canada has filed an amendment to its Annual Report on Form 18-K, which includes tables and supplementary information regarding unmatured market debt under the heading Unmatured Market Debt. The Government of Canada has advised EDC that apart from this supplemental financial information, while the Government of Canada produces a variety of statistics, there is no other readily available publication consolidating such statistics that can be filed and the collection of such information would be difficult and time consuming. Further, the Government of Canada has advised EDC that there has been no material change in either the Canadian economy or the Government of Canada’s budget from that disclosed in the Government of Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2021, filed on December 21, 2021, and that there is no information that would be material to an investor that it needs to disclose in connection with the filing of EDC’s registration statement.

Tax Matters, page 7

2.	To the extent that counsel provides tax opinion disclosure in prospectus supplements, please file a short-form tax opinion as an exhibit.

In response to the Staff’s comment, EDC has filed short-form tax opinions of Milbank LLP and Stikeman Elliott LLP as Exhibits 8.1 and 8.2, respectively, to the amended Registration Statement, which are attached as Exhibits B and C hereto.

Exhibit 99.4: Independent Auditor’s Consent, page 1

3.

Please supplementally tell us the purpose of the qualification in the consent related to Note 7 of the financial statements. Additionally, please tell us the reason for the discrepancy between your reference to the financial position date and the March 30, 2021 date provided in Exhibit 99.2 of the Form 18-K.

EDC respectfully informs the SEC that the independent auditor’s consent in Exhibit 99.4 to the Government of Canada’s Form 18-K filed on December 21, 2021 is an unqualified consent. The date of the independent auditor’s report is September 9, 2021, except that there was a subsequent event described in Note 7 to the Government of Canada’s financial statements, and the date of Note 7 is November 19, 2021. Therefore the independent auditor’s report is not qualified, even though it has two dates: the original audit report date (September 9, 2021), and the second date (November 19, 2021) to indicate the end of the audit procedures restricted to the subsequent event. The Canada Office of the Auditor General has consented to the use of the entire independent auditor’s report in the EDC Registration Statement, and the Office of the Auditor General was simply clarifying in their consent that the independent auditor’s report speaks as of two dates.

With regard to the independent auditor’s consent in Exhibit 99.2 to EDC’s 18-K filed on April 30, 2021, the date therein refers to the end of the fiscal year for EDC, which is different than the end of the fiscal year for the Government of Canada. The fiscal year for EDC ends on December 31 and the fiscal year for the Government of Canada ends on March 31. The EDC 18-K Exhibit 99.2 consent refers to the financial position of EDC as at December 31, 2020. Exhibit 99.4 above refers to the financial position of the Government of Canada as at March 31, 2021.

Form 18-K

Exhibit 99.3

Regional Highlights, page 15

4.	Here or elsewhere, please include discussion of any material trade and political issues with China.

In response to the Staff’s comment, EDC has added the following language to the new Trade Updates section of the Registration Statement under a new Canada and China subsection on page 4 regarding trade and political issues between Canada and China.

China is Canada’s second-largest trading partner overall and third largest merchandise export market, after the U.S. and the EU-27. In 2021, 4.6% of Canada’s total exports went to China. Canadian merchandise exports to China in 2021 were $28.8 billion, and imports from China were $85.7 billion. The strong rebound in Canadian exports to China in 2021 follows a 16.4% decrease in 2019. As a result, it was only in 2021 that Canada’s exports returned to the level they were at in 2018.

The Canada-China Foreign Investment Protection and Promotion Agreement (FIPA) entered into force in October 2014. It affords investors protections against discriminatory and arbitrary practices, increases transparency, provides investors with certain guaranteed rights of treatment, and includes dispute settlement procedures. To date, no claims have been initiated against Canada under the FIPA’s dispute resolution mechanism. While Canada and China do not have a bilateral free trade agreement, both are members of the World Trade Organization (WTO). When trade irritants arise, Canada’s approach with China, as with other trading partners, is to try to resolve them through bilateral consultations. If this approach is not successful, Canada may then resort to exercising its rights under the WTO. While Canadian exports to China have increased, there have been a number of trade irritants in the relationship, particularly for agriculture/agri-food exports and air services. As an example, when China blocked shipments of canola seed from two Canadian companies in 2019 citing the discovery of pests in shipments as the grounds for their actions, Canada sought to resolve the issue through technical consultations. When it became apparent that this issue could not be resolved through technical consultations, Canada requested a WTO panel, which has since been established to adjudicate the trade dispute.

5.	Here or elsewhere, if material, please include discussion of recent trade and tariff issues between the United States and Canada.

In response to the Staff’s comment, EDC has added the following paragraphs to the new Trade Updates section of the Registration Statement under a new Canada and the United States subsection on page 4 regarding recent trade and tariff issues between Canada and the United States. The second paragraph of text is derived from the section entitled “External Trade” on page 11 of Exhibit 99.D to the Government of Canada’s Form 18-K filed December 21, 2021.

Canada and the United States are each other’s most important trading partners, reflecting the physical proximity of the two countries and their close economic and financial relationship. In 2021, trade with the United States accounted for 75.0% of the value of Canada’s merchandise exports and 62.2% of the value of Canada’s merchandise imports. According to the United States Census Bureau, trade with Canada accounted for 17.5% of the United States’ exports and 12.5% of its imports in 2021.

At the regional level, the Canada-United States-Mexico Agreement (“CUSMA”) entered into force between Canada, the U.S. and Mexico on July 1, 2020. The CUSMA preserves the essential trade benefits of the North American Free Trade Agreement (“NAFTA”), including existing tariff commitments, and incorporates new and updated provisions that seek to address 21st century trade issues. The three parties continue to collaborate in ensuring the full implementation of commitments under the Agreement, especially through regular engagement in the CUSMA Free Trade Commission and related committees. The CUSMA is also serving to support the management of regional trade issues, including, for example, U.S. duties on Canadian softwood lumber, Canada’s administration of import quotas for U.S. dairy products, and the interpretation of certain rules of origin for automotive goods.

* * * * *

EDC and the Government of Canada acknowledge that:

•	Each is responsible for the adequacy and accuracy of the disclosures in each of their filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Each may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to EDC’s submission and we look forward to hearing from you regarding EDC’s response. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-530-5431.

Very truly yours,

/s/ Paul E. Denaro
Paul E. Denaro

EXHIBIT A

Export Development Canada’s Quarterly Financial Report

for the Quarter Ended September 30, 2021

BUSINESS AS UNUSUAL EXPORT DEVELOPMENT CANADA Quarterly Financial Report September 30, 2021 Unaudited Canada EDC

Caution regarding forward-looking statements

This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Export Development Canada (EDC) is Canada’s export credit agency. Our mandate is to support and develop, directly or indirectly, Canada’s export trade, and the capacity of Canada to engage in trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities. We provide insurance and financial services, bonding products, small business solutions as well as online credit risk management tools. Our customers are Canadian exporters, investors and their international buyers. We place a particular emphasis on small and medium enterprises by developing tools to help them succeed in international markets. EDC is a Crown corporation, wholly owned by the Government of Canada and accountable to Parliament through the Minister of Small Business, Export Promotion and International Trade. Our revenue is generated primarily by collecting interest on our loans, fees on our guarantee products and premiums on our insurance products.

A number of measures were announced by the Government of Canada starting in March 2020 to increase EDC’s capacity to help Canadian companies facing extreme financial challenges brought on by the global response to Novel Coronavirus 2019 (COVID-19). These measures include the activation of the Business Credit Availability Program (BCAP) which increased business volumes in the commercial financing and insurance programs through our existing suite of financial solutions, and the expansion of our domestic capabilities to enable us to help Canada’s financial institutions provide financing and credit solutions to Canadian businesses, helping even more companies raise the credit necessary to survive this unprecedented crisis.

Economic Environment

As the global economy entered the second half of 2021, the outlook for global growth this year has been downgraded in part due to supply disruptions and worsening pandemic dynamics. Vaccination coverage has expanded mainly in developed markets allowing for recovery in most sectors, especially those hardest-hit by the pandemic. However, the COVID-19 Delta variant has driven an increase in cases and has put many emerging markets in a vulnerable position. The emergence of future variants continues to be a downside risk to the outlook. Ongoing supply chain disruptions have held back full recovery in some sectors like automobiles and electronic equipment. In most markets, price pressures are expected to stay elevated due to an increase in the cost of key inputs, shipping and labour. Global equity markets and commodity prices continue to reach highs—the benchmark West Texas Intermediate price is at US$70 per barrel, well above pre-pandemic levels. U.S. 10-year treasury yields averaged 1.3% in the third quarter. In July, global goods trade declined month-over-month, but is still up 10% on the year.

The Federal Reserve continues to monitor risks to the outlook, including temporary above-target inflation and the notable labour market challenges. Their key policy interest rate remains at its effective lower bound of 0% to 0.25%, and quantitative easing programs remain in place for now. Inflation has increased markedly in the United States and some emerging market economies. As restrictions are relaxed, demand has accelerated, but supply has been slower to respond. Although price pressures are expected to subside in most countries in 2022, inflation prospects are highly uncertain.

Canadian economic activity is trending up following a second quarter GDP decline. Consumer confidence and spending remain positive. The labour market has reached full recovery, and labour shortages across sectors have become an issue. Canadian exports remain on track for double-digit growth this year and businesses remain confident with the outlook. The housing market is still active, with resale activity above-trend and prices growing, although at a slower pace. The Bank of Canada remains accommodative and has held its policy interest rate at its effective lower bound since the start of the pandemic. The Canadian dollar is still strong due to a higher global price of oil, averaging 79 cents per U.S. dollar in the third quarter.

2          EXPORT DEVELOPMENT CANADA

Risk Management

Our business activities expose us to a wide variety of risks including strategic, financial and operational risks. We manage risk with a three lines of defence risk governance structure, which emphasizes and balances strong central oversight and control of risk with clear accountability for and ownership of risk within the “front lines”. The structure supports the cascade of EDC’s risk appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions. This structure will allow us to continue to manage our business as risks are elevated in the current economic environment and as we expand our risk appetite to help with the COVID-19 response. For a more comprehensive discussion on our risk management, please refer to pages 109-117 of our 2020 Annual Report. Refer to Note 7 of the accompanying financial statements for details on financial instrument risks.

Impact of Foreign Exchange Translation on Financial Results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. The Canadian dollar relative to the U.S. dollar was slightly lower in the third quarter of 2021, resulting in a rate of $0.78 at the end of the quarter compared to $0.79 at the end of the prior year. The impact of the weaker dollar was an increase to our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the statement of financial position date. In addition, the Canadian dollar average for the third quarter of 2021 strengthened against the U.S. dollar, as the Canadian dollar averaged $0.79 in the third quarter, compared to $0.75 for the third quarter of 2020. This had an unfavourable impact on our financial results, as the components of net income as well as our business facilitated are translated at the average exchange rates.

Comparative Figures

During the third quarter, we implemented the North American Industry Classification System (NAICS). The objective of the system is to improve and give greater uniformity to the structure and presentation of supporting financial information through a widely used and accepted industry classification system. This new classification of industries resulted in the reclassification of comparative figures in certain areas in Management’s Discussion and Analysis as well as the Notes to the Consolidated Financial Statements.

QUARTERLY FINANCIAL REPORT          3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Facilitated

Financing and investments business facilitated was consistent with the same period in 2020. The increase in direct lending activity was primarily due to increases in the manufacturing and information sectors resulting from larger average transaction sizes, partially offset by a decrease in the transportation and storage sector due to COVID-19 support provided in 2020. The decrease in project finance activity was primarily due to a decrease in the transportation and storage sector where there were three transactions signed in 2021 compared to 18 during the same period in 2020. Loan guarantees increased by 12% mainly due to support for small and medium-sized enterprises.

Business facilitated for credit insurance increased by 21% compared to the same period in 2020 primarily due to increases in the manufacturing, and wholesale and retail trade sectors, a reflection of continued demand for risk mitigation resulting from the current economic environment.

Business Facilitated

	For the nine months ended

(in millions of Canadian dollars)	Sep 2021	Sep 2020

Business Facilitated

Direct lending	10,949	9,298

Project finance	1,564	3,531

Loan guarantees	2,680	2,401

Investments	287	205

Total financing and investments	15,480	15,435

Credit insurance	52,223	43,099

Financial institutions insurance	5,186	7,696

International trade guarantee	5,455	6,439

Political risk insurance	456	1,610

Total insurance	63,320	58,844

Total	$78,800	$74,279

Business facilitated for financial institution insurance decreased by 33% mainly due to a decrease in demand for the product by an existing policyholder.

Business facilitated for international trade guarantees decreased by 15% mainly due to policy cancellations and the timing of policy renewals and non-renewable solutions issued in 2020 in the finance and insurance and manufacturing sectors and the oil & gas extraction subsector.

Within our political risk insurance, business facilitated decreased by 72% compared to the same period in 2020 mainly due to policy expirations. In addition, new business is no longer underwritten in this product group.

BCAP support for the first nine months of 2021 totalled $1.6 billion, mainly in guarantees for small and medium-sized enterprises, which comprises 79% of total BCAP transactions.

4          EXPORT DEVELOPMENT CANADA

SUMMARY OF FINANCIAL RESULTS

Financial Performance

	For the three months ended		For the nine months ended

(in millions of Canadian dollars)	Sep 2021	Sep 2020	Sep 2021	Sep 2020	Sep 2021 Corporate Plan

Net financing and investment income	277	305	880	912	938

Net insurance premiums and guarantee fees(1)	90	75	265	203	293

Realized gains (losses)(2)	87	15	164	89	(69)

Net revenue	454	395	1,309	1,204	1,162

Administrative expenses	146	136	436	394	512

Provision for (reversal of) credit losses	(223)	64	(456)	2,385	451

Claims-related expenses (recovery)	(16)	79	67	351	225

Income (loss) before unrealized (gains) losses	547	116	1,262	(1,926)	(26)

Unrealized (gains) losses on financial instruments(2)	(178)	(232)	(561)	72	-

Net income (loss)	725	348	1,823	(1,998)	(26)

Other comprehensive income (loss)	120	28	269	(86)	29

Comprehensive income (loss)	$845	$376	$2,092	$(2,084)	$3
(1)	Includes loan guarantee fees.
(2)	Included in Other (Income) Expenses on the Condensed Consolidated Statement of Comprehensive Income.

Quarter Highlights

We had net income of $725 million in the third quarter of 2021 compared to $348 million for the same period in 2020 mainly due to a decrease in the provision for credit losses and claims-related expenses as well as realized gains on our investments portfolio.

We had realized gains of $87 million and unrealized gains on financial instruments of $178 million in the third quarter of 2021 primarily due to strong performance and level of maturity in our private equity and venture capital investments portfolio.

Reversal of credit losses were $223 million in the third quarter of 2021 mainly due to a change in our loss given default (LGD) model for our aerospace portfolio, as well as the impact of net repayments on the loan portfolio. In 2020 we adopted a new Aerospace LGD model to reflect the increased risk stemming from the COVID-19 pandemic which was not being captured in the existing model. In the third quarter of 2021, we reverted to the previous Aerospace LGD model as it properly captured existing market risks. The impact of this model change was a $155 million reversal of credit losses.

Claims-related recoveries were $16 million in the third quarter of 2021 mainly related to a decrease in the allowance for insurance claims due to a reduction in the risk adjustment related to the COVID-19 pandemic.

We recorded other comprehensive income of $120 million due to an increase in the discount rate used to value our pension obligations.

QUARTERLY FINANCIAL REPORT          5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year to Date Highlights

Net income for the first nine months of 2021 was $1.8 billion compared to a net loss of $2.0 billion for the same period in 2020 mainly due to a decrease in the provision for credit losses, unrealized gains on our financial instruments carried at fair value and a decrease in claims-related expenses.

Net revenue was $105 million higher than the same period in 2020 primarily due to:

•	realized gains of $164 million primarily due to strong performance and level of maturity in our private equity and venture capital investments portfolio;

•	an increase in loan guarantee fee revenue related to COVID-19 support programs; and

•	an increase in net insurance premiums and guarantee fees primarily due to an increase in premiums in the international trade guarantee and credit insurance product groups.

Net revenue was higher than Corporate Plan mainly due to the realized gains in our investments portfolio, partially offset by foreign exchange translation and lower business facilitated than anticipated in our Business Credit Availability Program.

We recorded a provision reversal of $456 million compared to a $2.4 billion provision charge for credit losses in the prior year period. The reversal is primarily due to an improvement in the macroeconomic forecast and a change in the loss given default model as previously discussed. This was partially offset by a significant loan restructuring in the manufacturing sector and an impairment in the aerospace portfolio.

Claims-related expenses were $284 million lower than the same period in 2020 and $158 million lower than the Corporate Plan mainly due to lower net claims paid than anticipated as well higher premium and claims liabilities recorded in 2020 due to the COVID-19 pandemic.

We had unrealized gains on financial instruments of $561 million in the first nine months of 2021 largely due to the volatility associated with our financial instruments carried at fair value through profit or loss. This included unrealized gains of $481 million as a result of strong performance in our investments portfolio. Due to the volatility and difficulty in estimating fair value gains or losses on financial instruments, a forecast for these items is not included in the Corporate Plan.

We recorded other comprehensive gains of $269 million mainly due to an increase in the discount rates used to value our pension obligations and positive returns on plan assets.

6          EXPORT DEVELOPMENT CANADA

Provision for (Reversal of) Credit Losses by Sector

Activity within the provision for (reversal of) credit losses during the third quarter by sector was as follows:

				For the three months ended
(in millions of Canadian dollars)	Performing	Impaired	Sep 2021 Total	Performing	Impaired	Sep 2020 Total
Transportation and storage	(146)	14	(132)	45	55	100

Information	(4)	(37)	(41)	(2)	56	54

Manufacturing	(34)	-	(34)	(102)	20	(82)

Wholesale and retail trade	(7)	(18)	(25)	(15)	6	(9)

Professional services	(10)	(1)	(11)	15	(7)	8

Finance and insurance	1	(5)	(4)	(19)	-	(19)

Construction	(2)	4	2	1	-	1

Sovereign	5	-	5	27	-	27

Other	(12)	29	17	(18)	2	(16)
Total	$(209)	$(14)	$(223)	$(68)	$132	$64

*The current period has been prepared with the North American Industry Classification System (NAICS). Prior period amounts have been reclassified and are grouped in accordance with NAICS. Reporting under our previous classifications would have resulted in a reversal of provision for credit losses of $126 million in the aerospace sector, $16 million in the oil and gas sector, and $2 million in the mining sector for the three months ended September 30, 2021.

Activity within the provision for (reversal of) credit losses during the first nine months by sector was as follows:

				For the nine months ended
(in millions of Canadian dollars)	Performing	Impaired	Sep 2021 Total	Performing	Impaired	Sep 2020 Total
Manufacturing	(122)	(22)	(144)	224	30	254

Transportation and storage	(117)	40	(77)	579	136	715

Information	(28)	(39)	(67)	60	291	351

Wholesale and retail trade	(29)	(29)	(58)	43	50	93

Professional services	(35)	(10)	(45)	66	(7)	59

Resources	-	(32)	(32)	56	337	393

Finance and insurance	(14)	(15)	(29)	41	14	55

Sovereign	5	-	5	230	-	230

Commercial properties	(70)	107	37	134	-	134

Other	(45)	(1)	(46)	78	23	101
Total	$(455)	$(1)	$(456)	$1,511	$874	$2,385

*The current period has been prepared with the North American Industry Classification System (NAICS). Prior period amounts have been reclassified and are grouped in accordance with NAICS. Reporting under our previous classifications for the nine months ended September 30, 2021 would have resulted in a provision for credit losses of $55 million in the aerospace sector and a reversal of provision of $46 million in the mining sector and $32 million in the oil and gas sector.

QUARTERLY FINANCIAL REPORT          7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Position

As at (in millions of Canadian dollars)	Sep 2021	Dec 2020	Sep 2021 Corporate Plan
Total assets	62,920	67,697	65,108

Total liabilities	48,818	48,407	49,845

Equity	14,102	19,290	15,263

Gross loans receivable	49,567	54,772	55,056

Total allowances - loans portfolio	2,130	2,900	4,132

Total allowances - insurance portfolio	570	540	513

Total assets are $4.8 billion lower than December 2020 primarily due to a decrease in gross loans receivable as a result of net loan repayments of $4.2 billion as well as foreign exchange translation.

The decrease in equity from December 2020 is primarily due to the payment of a $580 million dividend according to our current dividend policy and a special dividend of $6.7 billion based on the capital surplus position of the Business Credit Availability Program and a targeted Internal Capital Adequacy Assessment Process ratio. Please refer to pages 107-108 of our 2020 Annual Report for a more comprehensive discussion on our capital management.

Loan allowances are $770 million lower than December 2020 primarily due to an improvement in the macroeconomic forecast, changes to our Aerospace LGD model, and net loan repayments. Loan allowance as a percentage of total financing related exposure has decreased since the second quarter of 2021 due to the provision reversal as previously discussed.

Impaired loans as a percentage of gross loans receivable have increased since the fourth quarter of 2020 largely due to the impairment of three aerospace portfolio obligors.

8          EXPORT DEVELOPMENT CANADA

STATEMENT OF MANAGEMENT RESPONSIBILITY

Management is responsible for the preparation and fair presentation of these Condensed Consolidated Quarterly Financial Statements in accordance with the Treasury Board of Canada’s Directive on Accounting Standards: GC 5200 Crown Corporations Quarterly Financial Reports, and for such internal controls as management determines is necessary to enable the preparation of Condensed Consolidated Quarterly Financial Statements that are free from material misstatement. Management is also responsible for ensuring all other information in this Quarterly Financial Report is consistent, where appropriate, with the Condensed Consolidated Quarterly Financial Statements.

These condensed consolidated quarterly financial statements have not been audited or reviewed by an external auditor.

Based on our knowledge, these unaudited Condensed Consolidated Quarterly Financial Statements present fairly, in all material respects, the financial position, results of operations and cash flows of the corporation, as at September 30, 2021 and for the periods presented in the Condensed Consolidated Quarterly Financial Statements.

Mairead Lavery,	Ken Kember,

President & CEO	Senior Vice-President & CFO
Ottawa, Canada

November 18, 2021

QUARTERLY FINANCIAL REPORT          9

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Export Development Canada

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Canadian dollars)
As at
	Notes	Sep 2021	Dec 2020
Assets

Cash		176	182

Marketable securities		10,312	10,563

Derivative instruments		1,449	2,126

Loans receivable	2	49,542	54,722

Allowance for losses on loans	2	(1,990)	(2,630)

Investments		2,617	2,032

Reinsurers’ share of premium and claims liabilities	3	140	150

Other assets		179	260

Retirement benefit assets		259	45

Property, plant and equipment		39	40

Intangible assets		69	84

Right-of-use assets		128	123
Total Assets		$62,920	$67,697

Liabilities and Equity

Accounts payable and other credits		411	179

Loans payable		46,064	45,020

Derivative instruments		936	1,623

Lease liabilities		159	153

Retirement benefit obligations		220	262

Allowance for losses on loan commitments	2	20	50

Premium and claims liabilities	3	830	820

Loan guarantees	2	178	300
Total Liabilities		48,818	48,407
Financing commitments (Note 2) and contingent liabilities (Note 4)

Equity

Share capital	5	12,300	12,300

Retained earnings		1,802	6,990
Total Equity		14,102	19,290
Total Liabilities and Equity		$62,920	$67,697

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on November 18, 2021.

Robert S. McLeese	Mairead Lavery

Director	Director

10          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

		For the three months ended		For the nine months ended
	Notes	Sep 2021	Sep 2020	Sep 2021	Sep 2020
Financing and Investment Revenue:
Loan		345	428	1,092	1,432
Marketable securities		20	35	63	138
Investments		5	1	9	9
Total financing and investment revenue		370	464	1,164	1,579

Interest expense		83	152	263	645
Financing-related expenses		10	7	21	22
Net Financing and Investment Income		277	305	880	912

Loan Guarantee Fees		22	12	76	36

Insurance premiums and guarantee fees		75	72	212	193
Reinsurance ceded		(7)	(9)	(23)	(26)
Net Insurance Premiums and Guarantee Fees	8	68	63	189	167

Other (Income) Expenses	10	(265)	(247)	(725)	(17)

Administrative Expenses	11	146	136	436	394
Income before Provision and Claims-Related Expenses		486	491	1,434	738

Provision for (Reversal of) Credit Losses	2	(223)	64	(456)	2,385

Claims-Related Expenses (Recovery)	9	(16)	79	67	351

Net Income (Loss)		725	348	1,823	(1,998)

Other comprehensive income (loss):
Retirement benefit plans remeasurement		120	28	269	(86)

Comprehensive Income (Loss)		$845	$376	$2,092	($2,084)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTERLY FINANCIAL REPORT          11

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Canadian dollars)

		For the three months ended		For the nine months ended
	Notes	Sep 2021	Sep 2020	Sep 2021	Sep 2020

Share Capital
Balance beginning of period		12,300	3,000	12,300	1,333
Shares Issued	5	-	-	-	1,667
Balance end of period		12,300	3,000	12,300	3,000

Retained Earnings

Balance beginning of period		957	5,963	6,990	8,423
Net income (loss)		725	348	1,823	(1,998)
Other comprehensive income (loss)
Retirement benefit plans remeasurement		120	28	269	(86)
Dividends	5	-	-	(7,280)	-
Balance end of period		1,802	6,339	1,802	6,339

Total Equity End of Period		$14,102	$9,339	$14,102	$9,339

The accompanying notes are an integral part of these consolidated financial statements.

12          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Canadian dollars)

	For the three months ended		For the nine months ended
	Sep 2021	Sep 2020	Sep 2021	Sep 2020
Cash Flows from (used in) Operating Activities
Net income (loss)	725	348	1,823	(1,998)
Adjustments to determine net cash flows from (used in) operating activities
Provision for (reversal of) credit losses	(223)	64	(456)	2,385
Actuarial change in the net allowance for claims on insurance	(22)	28	41	230
Depreciation and amortization	8	10	24	30
Realized gains	(80)	(14)	(165)	(86)
Changes in operating assets and liabilities
Change in accrued interest and fees on loans receivable	(12)	(34)	(40)	(78)
Change in accrued interest and fair value of marketable securities	31	39	132	(196)
Change in accrued interest and fair value of loans payable	(106)	(114)	(324)	455
Change in fair value of investments	(205)	(217)	(480)	(28)
Change in derivative instruments	172	(218)	129	(147)
Other	(210)	(76)	(3)	21
Loan disbursements	(3,556)	(4,374)	(10,764)	(19,593)
Loan repayments and principal recoveries from loan asset sales	3,895	6,499	14,985	16,016
Net cash from (used in) operating activities	417	1,941	4,902	(2,989)

Cash Flows from (used in) Investing Activities
Disbursements for investments	(96)	(122)	(291)	(324)
Receipts from investments	173	98	340	191
Purchases of marketable securities	(1,987)	(2,292)	(5,881)	(6,518)
Sales/maturities of marketable securities	1,888	2,403	5,977	7,100
Purchases of property, plant and equipment	-	(1)	(1)	(3)
Purchases of intangible assets	-	-	(1)	(1)
Net cash from (used in) investing activities	(22)	86	143	445

Cash Flows from (used in) Financing Activities
Issue of long-term loans payable	402	468	7,212	11,830
Repayment of long-term loans payable	(1,890)	(2,609)	(7,090)	(9,814)
Issue of short-term loans payable	6,075	5,232	18,943	25,202
Repayment of short-term loans payable	(5,866)	(8,230)	(17,177)	(26,258)
Disbursements from sale/maturity of derivative instruments	(7)	(4)	(39)	(92)
Receipts from sale/maturity of derivative instruments	21	17	42	86
Issue of share capital	-	-	-	1,667
Dividends paid	-	-	(7,280)	-
Net cash from (used in) financing activities	(1,265)	(5,126)	(5,389)	2,621

Effect of exchange rate changes on cash and cash equivalents	53	(5)	3	24

Net increase (decrease) in cash and cash equivalents	(817)	(3,104)	(341)	101

Cash and cash equivalents
Beginning of period	3,352	4,490	2,876	1,285
End of period	$2,535	$1,386	$2,535	$1,386

Cash and cash equivalents are comprised of:
Cash	176	92	176	92
Cash equivalents included within marketable securities	2,359	1,294	2,359	1,294
	$2,535	$1,386	$2,535	$1,386

Operating Cash Flows from Interest
Cash paid for interest	$ 117	$228	$349	$753
Cash received for interest	$ 323	$423	$1,057	$1,421

The accompanying notes are an integral part of these consolidated financial statements.

QUARTERLY FINANCIAL REPORT          13

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Notes to the Condensed Consolidated Financial Statements

1.	Significant Accounting Policies

Basis of Presentation

Our condensed consolidated financial statements comply with the Standard on Quarterly Financial Reports for Crown Corporations issued by the Treasury Board of Canada.

Except as indicated below, these Condensed Consolidated Financial Statements follow the same accounting policies and methods of computation as our audited Consolidated Financial Statements for the year ended December 31, 2020. They should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020 and the accompanying notes as set out on pages 135-185 of our 2020 Annual Report.

Pursuant to the Export Development Act, the Minister of Small Business, Export Promotion and International Trade, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada.

Certain comparative industry figures in the notes to the quarterly financial statements have been reclassified from Standard Industry Classification (SIC) to North America Industry Classification System (NAICS) in order to align with our shareholder’s standards on industry data reporting. Note 7 – Financial Instrument Risks has been impacted by the industry reclassification.

Basis of Consolidation

Our Consolidated Financial Statements include the assets, liabilities, results of operations and cash flows of our wholly owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

Application of New International Financial Reporting Standards

New standards, amendments and interpretations adopted during the quarter

There were no new standards, amendments or interpretations adopted in the third quarter of the year.

New standards, amendments and interpretations issued but not yet in effect

There were no new standards, amendments or interpretations issued in the first three quarters of the year that would have a possible effect on the Consolidated Financial Statements in the future.

The standards, amendments and interpretations issued but not yet in effect are disclosed in Note 3 of our audited Consolidated Financial Statements for the year ended December 31, 2020.

14          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Use of Estimates and Key Judgments

The preparation of financial statements requires the use of estimates and key judgments. Judgment is required in the selection of accounting policies, and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. The COVID-19 pandemic gives rise to heightened uncertainty and increases the need to apply judgment in evaluating the economic environment and its impact on significant estimates. The uncertainty created by the COVID-19 pandemic has increased the level of judgment applied in estimating the allowance for credit losses and premiums and claims liabilities. Other areas where management has made use of significant estimates and exercised judgment include assets held for sale, retirement benefit plans and financial instruments measured at fair value. Refer to page 138 of our 2020 Annual Report for details.

2.	Loans and Allowance for Credit Losses

Loans Receivable

(in millions of Canadian dollars)	Sep 2021	Dec 2020
Gross loans receivable	49,567	54,772
Accrued interest and fees receivable	201	188
Deferred loan revenue and other	(226)	(238)
Total loans receivable	$49,542	$54,722

The following reflects the movement in gross loans receivable during the period:

(in millions of Canadian dollars)	2021	2020
Balance January 1	54,772	51,601
Principal repayments	(14,305)	(15,664)
Principal recoveries from loan asset sales	(680)	(352)
Disbursements	10,764	19,593
Loans written off	(174)	(53)
Derecognition due to modification	(159)	-
New origination due to modification	34	-
Capitalized interest	36	17
Foreign exchange translation	(721)	1,037
Balance September 30	$49,567	$56,179

QUARTERLY FINANCIAL REPORT          15

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Exposure and Allowance by Credit Grade

				Sep 2021		Dec 2020
	Non-credit- impaired		Credit- impaired
					% of		% of
(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	$	total	$	total
Gross loans receivable

Investment grade*	18,320	1,995	-	20,315	41%	19,207	35%

Non-investment grade	13,223	13,868	-	27,091	55%	33,601	61%

Individually impaired	-	-	2,127	2,127	4%	1,964	4%

Originated credit-impaired	-	-	34	34	-	-	-
Gross loans receivable	31,543	15,863	2,161	49,567	100%	54,772	100%

Allowance for losses	55	904	1,031	1,990		2,630
Net carrying value - loans receivable	$31,488	$14,959	$1,130	$47,577		$52,142
Loan commitments

Investment grade*	4,926	176	-	5,102	43%	5,600	36%

Non-investment grade	4,073	2,580	-	6,653	57%	10,045	64%

Individually impaired	-	-	13	13	-	61	-
Total loan commitments	$8,999	$2,756	$13	$11,768	100%	$15,706	100%

Allowance for losses	1	13	6	20		50
Loan guarantees

Investment grade*	265	79	-	344	8%	451	11%

Non-investment grade	3,024	876	-	3,900	90%	3,610	86%

Individually impaired	-	-	103	103	2%	112	3%
Total loan guarantees	$3,289	$955	$103	$4,347	100%	$4,173	100%

Allowance for losses	28	28	64	120		220

*

Investment grade exposure represents obligors with credit ratings of BBB- and above, as determined based on our internal credit risk rating methodology. Exposures are presented before the effects of any risk-mitigation strategies.

16          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Allowance for Losses

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees as at and for the three months ended September 30 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Sep 2021 Total	Stage 1	Stage 2	Stage 3	Sep 2020 Total

Allowance for losses on loans receivable

Balance beginning of period	63	1,074	1,013	2,150	219	1,573	1,268	3,060

Provision for (reversal of) credit losses

Transfer to stage 1	34	(34)	-	-	125	(125)	-	-

Transfer to stage 2	(11)	14	(3)	-	(94)	96	(2)	-

Transfer to stage 3	-	(16)	16	-	-	(59)	59	-

Remeasurements	(34)	(140)	39	(135)	(89)	18	161	90

New originations	6	8	18	32	37	71	-	108

Net repayments and maturities	(4)	(21)	(65)	(90)	(8)	(98)	(19)	(125)

Total provision for (reversal of) credit losses	(9)	(189)	5	(193)	(29)	(97)	199	73

Write-offs	-	(1)	(14)	(15)	-	(1)	(44)	(45)

Foreign exchange translation	1	20	27	48	(2)	(7)	(19)	(28)

Balance end of period	55	904	1,031	1,990	188	1,468	1,404	3,060

Allowance for losses on loan commitments

Balance beginning of period	-	20	10	30	3	71	16	90

Provision for (reversal of) credit losses

Transfer to stage 1	-	-	-	-	5	(5)	-	-

Transfer to stage 2	-	-	-	-	(2)	2	-	-

Remeasurements	(3)	(7)	-	(10)	(3)	(6)	3	(6)

New originations	4	-	-	4	4	-	-	4

Net repayments and maturities	-	-	(4)	(4)	(2)	(1)	(15)	(18)

Total provision for (reversal of) credit losses	1	(7)	(4)	(10)	2	(10)	(12)	(20)

Balance end of period	1	13	6	20	5	61	4	70

Allowance for losses on loan guarantees

Balance beginning of period	32	42	66	140	34	74	72	180

Provision for (reversal of) credit losses

Transfer to stage 1	9	(9)	-	-	23	(23)	-	-

Transfer to stage 2	(4)	4	-	-	(33)	33	-	-

Remeasurements	(26)	(8)	1	(33)	(26)	(9)	7	(28)

New originations	22	-	1	23	58	-	-	58

Net repayments and maturities	(5)	(1)	(4)	(10)	(12)	(2)	(5)	(19)

Total provision for (reversal of) credit losses	(4)	(14)	(2)	(20)	10	(1)	2	11

Foreign exchange translation	-	-	-	-	-	(1)	-	(1)

Balance end of period	28	28	64	120	44	72	74	190

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$84	$945	$1,101	$2,130	$237	$1,601	$1,482	$3,320

QUARTERLY FINANCIAL REPORT          17

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Changes to the allowance for losses on loans receivable, loan commitments and loan guarantees as at and for the nine months ended September 30 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Sep 2021 Total	Stage 1	Stage 2	Stage 3	Sep 2020 Total

Allowance for losses on loans receivable

Balance beginning of period	132	1,244	1,254	2,630	156	294	480	930

Provision for (reversal of) credit losses

Transfer to stage 1	104	(104)	-	-	259	(259)	-	-

Transfer to stage 2	(36)	39	(3)	-	(240)	245	(5)	-

Transfer to stage 3	-	(39)	39	-	-	(146)	146	-

Remeasurements	(142)	(137)	84	(195)	(89)	1,302	878	2,091

New originations	18	91	40	149	116	182	13	311

Net repayments and maturities	(17)	(168)	(96)	(281)	(16)	(136)	(37)	(189)

Total provision for (reversal of) credit losses	(73)	(318)	64	(327)	30	1,188	995	2,213

Write-offs	(1)	(1)	(149)	(151)	-	(1)	(50)	(51)

Modification resulting in derecognition	-	-	(127)	(127)	-	-	-	-

Foreign exchange translation	(3)	(21)	(11)	(35)	2	(13)	(21)	(32)

Balance end of period	55	904	1,031	1,990	188	1,468	1,404	3,060

Allowance for losses on loan commitments

Balance beginning of period	-	32	18	50	9	-	1	10

Provision for (reversal of) credit losses

Transfer to stage 1	1	(1)	-	-	13	(13)	-	-

Transfer to stage 2	(1)	1	-	-	(15)	15	-	-

Remeasurements	(4)	(19)	(3)	(26)	(11)	61	51	101

New originations	6	1	-	7	11	-	-	11

Net repayments and maturities	(1)	(1)	(9)	(11)	(2)	(1)	(48)	(51)

Total provision for (reversal of) credit losses	1	(19)	(12)	(30)	(4)	62	3	61

Foreign exchange translation	-	-	-	-	-	(1)	-	(1)

Balance end of period	1	13	6	20	5	61	4	70

Allowance for losses on loan guarantees

Balance beginning of period	59	82	79	220	19	7	54	80

Provision for (reversal of) credit losses

Transfer to stage 1	55	(55)	-	-	36	(36)	-	-

Transfer to stage 2	(45)	45	-	-	(70)	70	-	-

Transfer to stage 3	-	(2)	2	-	-	(1)	1	-

Remeasurements	(108)	(38)	4	(142)	(37)	51	44	58

New originations	73	-	3	76	114	4	-	118

Net repayments and maturities	(6)	(3)	(24)	(33)	(18)	(20)	(27)	(65)

Total provision for (reversal of) credit losses	(31)	(53)	(15)	(99)	25	68	18	111

Foreign exchange translation	-	(1)	-	(1)	-	(3)	2	(1)

Balance end of period	28	28	64	120	44	72	74	190

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$84	$945	$1,101	$2,130	$237	$1,601	$1,482	$3,320

18          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Financing Commitments

The following table shows our outstanding financing commitments by type:

	Sep	Dec
(in millions of Canadian dollars)	2021	2020
Signed loan commitments	11,768	15,706
Letters of offer	2,706	1,811
Unallocated confirmed lines of credit	122	159
Total financing commitments	$14,596	$17,676

3.	Premium and Claims Liabilities

The premium and claims liabilities for our credit insurance, financial institutions insurance, international trade guarantee and political risk insurance product groups were as follows:

(in millions of Canadian dollars)	Sep 2021			Dec 2020
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Credit insurance	410	(30)	380	420	(30)	390
Financial institutions insurance	10	-	10	10	-	10
International trade guarantee	190	(10)	180	180	(10)	170
Political risk insurance	220	(100)	120	210	(110)	100
Total	$830	$(140)	$690	$820	$(150)	$670

The premium and claims liabilities are comprised of the following components:

(in millions of Canadian dollars)	Sep 2021	Dec 2020
Deferred insurance premiums	140	160
Allowance for claims on insurance	690	660
Total premium and claims liabilities	830	820
Reinsurers’ share of allowance for claims on insurance	(120)	(120)
Prepaid reinsurance	(20)	(30)
Reinsurers’ share of premium and claims liabilities	(140)	(150)
Net premium and claims liabilities	$690	$670

4.	Contingent Liabilities

As explained on page 162 of the 2020 Annual Report, we are subject to a limit imposed by the Export Development Act on our contingent liability arrangements. The limit is currently $90.0 billion and our position against this limit is $33.0 billion as at September 30, 2021 (December 2020 - $33.2 billion).

QUARTERLY FINANCIAL REPORT          19

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.	Share Capital

EDC’s authorized share capital is $15.0 billion consisting of 150 million shares with a par value of $100 each. The number of shares issued and fully paid is 123.0 million (2020 – 30.0 million). In the first half of 2021, we declared and paid a dividend of $580 million according to our current dividend policy, as well as a special dividend of $6.7 billion based on the capital surplus position of the Business Credit Availability Program and a targeted Internal Capital Adequacy Assessment Process ratio, to the Government of Canada. No dividend was paid in the prior year.

6.	Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For a full description of our controls, policies and valuation techniques surrounding fair value of financial instruments refer to Note 21 on page 169 of the 2020 Annual Report.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. The methodologies and values derived from these models were relatively unchanged at the end of the third quarter of 2021 from what was disclosed in the 2020 Annual Report.

Fair Value Hierarchy

The following table presents the fair value hierarchy of our financial instruments based on whether the inputs to those techniques are observable or unobservable.

•	Level 1 - fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 - fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

20          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(in millions of Canadian dollars)	Sep 2021					Dec 2020
	Level 1	Level 2	Level 3	Total Fair Value	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value	Carrying Value
Assets
Performing fixed rate loans	-	10,659	2,501	13,160	12,453	-	12,529	2,188	14,717	13,636
Performing floating rate loans	-	33,929	929	34,858	33,968	-	36,768	1,359	38,127	37,746
Total performing loans receivable	-	44,588	3,430	48,018	46,421	-	49,297	3,547	52,844	51,382
Impaired loans	-	1,131	-	1,131	1,131	-	710	-	710	710
Loans receivable and accrued interest and fees	-	45,719	3,430	49,149	47,552	-	50,007	3,547	53,554	52,092
Marketable securities	4,992	5,320	-	10,312	10,312	4,922	5,641	-	10,563	10,563
Derivative instruments	-	1,449	-	1,449	1,449	-	2,126	-	2,126	2,126
Investments	213	-	2,404	2,617	2,617	128	-	1,904	2,032	2,032
Other assets	141	10	28	179	179	219	15	28	262	260
Liabilities
Accounts payable and other credits	403	8	-	411	411	165	14	-	179	179
Loans payable	-	46,109	-	46,109	46,064	-	45,118	-	45,118	45,020
Derivative instruments	-	936	-	936	936	-	1,623	-	1,623	1,623
Loan guarantees	-	145	-	145	178	-	264	-	264	300

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. In the first nine months of 2021, there were no transfers between levels as a result of changes in valuation methods.

The following table summarizes the reconciliation of Level 3 fair values between the beginning of the year and the end of the third quarter of 2021 for the financial instruments carried at fair value:

(in millions of Canadian dollars)			Sep 2021
	Other Assets*	Investments	Total
Balance beginning of year	28	1,904	1,932
Unrealized gains (losses) included in other (income) expenses	-	417	417
Purchases of assets/issuances of liabilities	-	297	297
Return of capital	-	(209)	(209)
Transfer out of Level 3	-	(10)	(10)
Foreign exchange translation	-	5	5
Balance end of period	$28	$2,404	$2,432
Total gains (losses) for the first nine months of 2021 included in comprehensive income for instruments held at the end of the quarter	$-	$519	$519

*Consists of recoverable insurance claims.

QUARTERLY FINANCIAL REPORT          21

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.	Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit, market and liquidity risk. For a full description of our objectives, policies and processes for managing financial instrument risk refer to management’s discussion and analysis on pages 112 to 116 and notes related to our derivative instruments and debt instruments on pages 158 to 159 of the 2020 Annual Report.

Credit Risk

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities.

Concentration of Credit Risk

The following table provides a breakdown, by the country in which the risk resides, of the maximum exposure to credit risk of financial instruments. The exposure includes gross loans receivable, loan guarantees, investments, marketable securities, derivative assets and cash. The concentration of credit risk exposure provided below also includes the impact of unfunded loan participations and loan default insurance, which we use to mitigate credit risk within the loan portfolio.

(in millions of Canadian dollars)		Sep 2021 Exposure		Dec 2020 Exposure
Country	$	%	$	%
United States	14,814	22	17,143	23
Canada	13,907	20	14,378	19
United Kingdom	5,610	8	6,498	9
Chile	4,078	6	3,834	5
Australia	3,332	5	3,821	5
Germany	2,752	4	2,622	3
Mexico	2,650	4	2,629	4
India	2,316	3	2,713	4
Spain	1,634	2	1,161	2
China	1,511	2	1,285	2
Saudi Arabia	1,074	2	1,541	2
Other	14,790	22	16,223	22
Total	$68,468	100	$73,848	100

22          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The concentration of credit risk by sector for our financial instruments is as follows:

(in millions of Canadian dollars)		Sep 2021 Exposure		Dec 2020 Exposure
Sector*	$	%	$	%
Commercial:

Transportation and storage	15,595	23	16,085	22

Manufacturing	9,479	14	11,485	16

Finance and insurance	8,650	13	10,936	15

Resources	6,232	9	6,866	9

Utilities	5,945	9	6,234	8

Information	4,252	6	4,186	6

Commercial properties	2,723	4	2,997	4

Wholesale and retail trade	2,242	3	2,463	3

Professional services	1,780	3	1,739	2

Construction	529	1	609	1

Other	1,355	1	1,223	2
Total commercial	58,782	86	64,823	88

Sovereign	9,686	14	9,025	12

Total	$68,468	100	$73,848	100

*The current period has been prepared with the North American Industry Classification System (NAICS). Prior period amounts have been reclassified and are grouped in accordance with NAICS. Reporting under our previous classifications would have resulted in credit risk of $10,697 million in the aerospace sector, $5,092 million in the oil and gas sector, and $4,972 million in the mining sector at September 30, 2021.

8.	Net Insurance Premiums and Guarantee Fees

	Three months ended
(in millions of Canadian dollars)	Sep 2021			Sep 2020
	Gross premiums	Reinsurance	Net premiums	Gross premiums	Reinsurance	Net premiums
Credit insurance	37	(4)	33	36	(4)	32
Financial institutions insurance	2	-	2	4	(1)	3
International trade guarantee	34	(2)	32	28	(2)	26
Political risk insurance	2	(1)	1	4	(2)	2
Total	$75	$(7)	$68	$72	$(9)	$63

	Nine months ended
(in millions of Canadian dollars)			Sep 2021			Sep 2020
	Gross premiums	Reinsurance	Net premiums	Gross premiums	Reinsurance	Net premiums
Credit insurance	105	(12)	93	92	(10)	82
Financial institutions insurance	6	-	6	10	(1)	9
International trade guarantee	93	(7)	86	77	(7)	70
Political risk insurance	8	(4)	4	14	(8)	6
Total	$212	$(23)	$189	$193	$(26)	$167

QUARTERLY FINANCIAL REPORT          23

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9.	Claims-Related Expenses (Recovery)

	Three months ended		Nine months ended

(in millions of Canadian dollars)	Sep 2021	Sep 2020	Sep 2021	Sep 2020
Claims paid	9	55	39	141
Claims recovered	(3)	(4)	(14)	(19)
Increase (decrease) in allowance for claims on insurance	(23)	28	37	230
Increase in the reinsurers’ share in the allowance for claims	1	-	4	-
(Increase) decrease in recoverable insurance claims	-	(1)	-	(4)
Claims handling expenses	-	1	1	3
Total claims-related expenses (recovery)	$(16)	$79	$67	$351
10. Other (Income) Expenses
	Three months ended		Nine months ended

(in millions of Canadian dollars)	Sep 2021	Sep 2020*	Sep 2021	Sep 2020*
Net realized (gains) losses
Investments	(75)	(7)	(148)	(37)
Marketable securities	(6)	(9)	(18)	(47)
Sale of loan assets	1	8	13	10
Foreign exchange translation	(7)	(8)	(10)	(12)
Other	-	1	(1)	(3)
Total net realized (gains) losses	(87)	(15)	(164)	(89)
Net unrealized (gains) losses
Investments	(206)	(213)	(481)	(24)
Marketable securities	30	29	124	(203)
Loans payable	(106)	(90)	(344)	463
Derivatives	104	42	140	(147)
Fair value adjustments on loan disbursements	-	-	-	(17)
Total net unrealized (gains) losses	(178)	(232)	(561)	72
Total	$(265)	$(247)	$(725)	$(17)

*	Prior period has been reclassified to reflect current period presentation.

24          EXPORT DEVELOPMENT CANADA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.	Administrative Expenses

	Three months ended		Nine months ended

(in millions of Canadian dollars)	Sep 2021	Sep 2020	Sep 2021	Sep 2020
Salaries and benefits	72	67	222	201

Pension, and other retirement and post-employment benefits	15	15	46	43

Professional services	20	18	48	40

Systems costs	11	11	37	33

Occupancy	8	7	22	20

Information services	5	5	15	15

Amortization and depreciation	6	7	19	24

Marketing and communications	4	8	15	17

Travel, hospitality and conferences	-	-	-	2

Other	5	(2)	12	(1)

Total administrative expenses	$146	$136	$436	$394

12.	Related Party Transactions

The Government of Canada is the sole shareholder of Export Development Canada. We enter into transactions with other government departments, agencies and Crown corporations and our Pension Plan in the normal course of business, under terms and conditions similar to those that apply to unrelated parties.

In 2021, EDC’s subsidiary FinDev Canada received a Concessional Facility (CF) of $75.9 million from Global Affairs Canada (GAC). The CF is an arrangement between GAC and FinDev Canada for the purpose of fulfilling the Government of Canada’s Gender Smart COVID-19 Recovery Facility. FinDev Canada will hold, manage, administer, use and invest the funds received from GAC under the facility, and financial results related to the CF will be reported to GAC and consolidated with the financial statements of the Government of Canada. The portion of the facility allocated for administrative expenses incurred are recorded within our Consolidated Financial Statements as deferred revenue until earned.

QUARTERLY FINANCIAL REPORT          25

EDC’S MANDATE

Support and develop, directly or indirectly,

Canada’s export trade and Canadian capacity

to engage in that trade, as well as respond to

international business opportunities.

EDC is the owner of trademarks and official marks. Any use of an

EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein.

Copyright © 2021 Export Development Canada. All rights reserved.

EXHIBIT B

55 Hudson Yards    |    New York, NY 10001-2163

T: 212.530.5000

milbank.com

February 16, 2022

Export Development Canada

150 Slater Street

Ottawa, Ontario

Canada K1A 1K3

Re:	Export Development Canada – Registration Statement under Schedule B Ladies and Gentlemen:

We have acted as special United States counsel to Export Development Bank (“EDC”) in connection with the filing of its registration statement with the Securities and Exchange Commission under Schedule B of the Securities Act of 1933, as amended and the Prospectus included therein (the “Registration Statement”).

In rendering the opinion expressed below, we have reviewed the Registration Statement and have examined such records, representations, documents, certificates or other instruments as we have deemed necessary or appropriate to enable us to render the opinion expressed below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents. We have relied upon representations and certifications as to factual matters by officers and representatives of EDC and other appropriate persons and statements contained in the Registration Statement. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended, the legislative history thereof, Treasury regulations promulgated thereunder, and judicial and administrative pronouncements, in each case as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. Such change could affect any of the conclusions set forth herein. Moreover, our opinions are not binding on the Internal Revenue Service or a court and there can be no assurance that any opinion expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based upon the foregoing, although the discussion in the Registration Statement under the heading “Tax Matters—Certain U.S. Federal Income Tax Considerations” does not purport to discuss all possible U.S. federal income tax consequences of the purchase, ownership and disposition of EDC’s debt securities, we hereby confirm that the statements of law (including the qualifications thereto) under such heading represent our opinion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of EDC’s debt securities, subject to certain assumptions expressly described in the Registration Statement under such heading.

We express no opinion, except as expressly set forth above. The foregoing opinion is limited to matters involving the federal laws of the United States of America, and we do not express any opinion as to the laws of any other jurisdiction. We disclaim any undertaking to advise EDC of any subsequent changes in the facts stated or assumed herein or subsequent changes in applicable law. Any changes in the facts set forth or assumed herein may affect the conclusions stated herein.

This opinion is furnished to you in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement constituting a part of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

/s/  Milbank LLP

EXHIBIT C

Stikeman Elliott LLP Barristers & Solicitors 5300 Commerce Court West 199 Bay Street Toronto, ON Canada M5L 1B9

Main: 416 869 5500 Fax: 416 947 0866 www.stikeman.com

February 16, 2022

Export Development Canada

150 Slater Street

Ottawa

Canada

K1A 1K3

Dear Sirs/Mesdames:

Re: Export Development Canada – Registration Statement

We have reviewed the discussion set forth under the heading “Tax Matters—Canadian Federal Income Tax Consequences” in the prospectus of Export Development Canada dated February 16, 2022 included in the registration statement of Export Development Canada filed with the Securities and Exchange Commission on February 16, 2022 (the “Registration Statement”) with respect to debt securities to be issued by Export Development Canada. Subject to the assumptions, qualifications and limitations described therein, we believe the discussion with respect to Canadian federal tax matters set forth therein is accurate and complete in all material respects.

This opinion is furnished to you in connection with the filing of the Registration Statement and is not to be used, circulated, quoted or otherwise relied on for any other purpose. We disclaim any obligation to update anything herein for events occurring after the date hereof.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission.

Yours truly,

/s/ Stikeman Elliott LLP